                                        :
                                        :
             IN THE MATTER OF           :
                                        :
     ALLEGHENY ENERGY, INC. et al.      :
                                        :    CERTIFICATE
          File No. 70-8491              :    PURSUANT TO RULE 24
                                        :    FOR THE YEAR ENDED
          (Public Utility Holding       :    DECEMBER 31, 1999
           Company Act of 1935)         :
                                        :
                                        :





          As of December 31, 1999, Allegheny Ventures, Inc., through Envirotech, had made investments and security transactions as outlined on Exhibit A, attached hereto.

          The Balance Sheet and Statement of Income for
Allegheny Ventures, Inc. for the year ended December 31, 1999 are also included as a part of this filing.

                                  ALLEGHENY VENTURES, INC.



                                  By:  /s/ Paul M. Barbas

                                           Paul M. Barbas
                                           President

Dated:  June 28, 2000

1) A description of the nature of each of the Envirotech Partnership's investments and the cost thereof established pursuant to section 8.3 of the partnership agreement:


Company                        Investment Date                    Description                     Cost

Active Power, Inc.             May 1996               Flywheel energy storage systems for
                                                      UPS applications                            $1,800,003


AutomationSolutions            December 1996          Machine automation and control systems      $2,036,986
  International LLC


Cellit, Inc.                   November 23, 1998      Computer telephony software & hardware
                                                      for the call center industry                $1,053,000


CopperCom, Inc.                November 12, 1998      Equipment for voice capability over xDSL
                                                      infrastructures                             $  859,999


Cycloid Company                June 20, 1996          Designs, markets and manufactures a tire
                                                      inflation system                            $1,375,912


Inframetrics, Inc.             September 30, 1996     Thermography systems and thermal imagers    $1,063,979
(renamed FLIR Systems, Inc.)

Lightware, Inc.                June 1997              Manufactures ultraportable LCD multimedia
                                                      projectors                                  $1,350,000


McHugh Software International, October 27, 1998       Warehouse and transportation management
  Inc.                                                software and services                       $2,359,229


NSA Engineering, Inc.          July 1997              Underground engineering software and
                                                      services                                    $  342,858


OK International, Inc.         November 1996          Surface mount technology, solder/desolder
                                                      tools and industrial equipment              $1,785,999


Progressive System
 Technologies, Inc.            January 1996           Automated handling equipment for semi-
                                                      conductor and flat panel industries         $1,146,225


Valdor Fiber Optics, Inc.      June 1997              Fiber optic connectors                      $  574,974

